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                                                                     Exhibit 8.2
                                                                     -----------


                    FRIED, FRANK, HARRIS SHRIVER & JACOBSON
                              ONE NEW YORK PLAZA
                        NEW YORK, NEW YORK  10004-1980



DS Bancor, Inc.
33 Elizabeth Street
Derby, Connecticut  06418

     RE:       U.S. FEDERAL INCOME TAX OPINION
               -------------------------------

Dear Sirs:

          You have requested our opinion as to whether the proposed merger (the "Merger") of Webster Acquisition Corp. ("Merger Sub") into DS Bancor, Inc. ("DS Bancor"), either alone or in conjunction with the subsequent merger (the "Subsidiary Merger") of DS Bancor into Webster Financial Corporation ("Webster"), will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). You have also requested our opinion as to whether the proposed merger (the "Bank Merger") of Derby Savings Bank ("Derby") into Webster Bank ("Webster Bank"), which will occur immediately after the Subsidiary Merger, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code.

          In reaching the opinions expressed below, we have reviewed and relied upon the following (collectively, the "Documents"): (i) the Agreement and Plan of Merger, dated October 7, 1996, among Webster, Merger Sub, and DS Bancor; (ii)
the Bank Merger Agreement, dated [         ], between Webster Bank and Derby;
(iii) the Stockholder Agreement, dated October 7, 1996, among Webster and 13 officers and directors of DS Bancor and Derby; (iv) the Joint Proxy
Statement/Prospectus of DS Bancor and Webster, dated [      ]; (v) the Officers'
Certificates, dated as of the date hereof, executed by officers of DS Bancor and Webster; and (vi) such other materials and information as we have deemed appropriate.

          The opinions expressed below are based upon existing laws, regulations, Internal Revenue Service positions, and judicial decisions, any of which may be changed at any time with retroactive effect. We assume no obligation to modify or supplement our opinions if, after the date hereof, any such laws, regulations, positions, or decisions change or we become aware of any facts that might change our opinions.

          Based upon and subject to the foregoing, and assuming that the Merger, the Subsidiary Merger, and the Bank Merger occur in accordance with all the terms of, and as described in, the Documents, it is our opinion that:

          1. The Merger, either alone or in conjunction with the Subsidiary Merger, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code.


          2. The Bank Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code.

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DS Bancor, Inc.
Page 2

     The opinions expressed herein are solely for the benefit of DS Bancor and may not be relied upon in any manner or for any purpose by any other person or entity, or quoted in whole or in part, without our prior written consent.


                                       Very truly yours,

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